August 8, 2025

Joshua Gorsky, Esq.

Tim Buchmiller, Esq.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: ProPhase Labs, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 28, 2025

File No. 000-21617

Dear Messrs. Gorsky and Buchmiller:

On behalf of ProPhase Labs, Inc. (“the Company”), we submit this response to the Staff’s comment letter dated August 6, 2025 regarding the above-referenced Preliminary Proxy Statement on Schedule 14A. For ease of reference, we have restated each comment and provide our response below.

Comment 1:

Where appropriate, please revise your disclosure to clearly explain the terms of transaction described here, including how many shares will be issuable if the senior secured convertible notes are converted and the accompanying warrants are exercised and explain why you are seeking approval for the issuance of 226,310,704 shares of common stock. Additionally, please clarify whether the “additional $3 million in future investment” that is “allow[ed]” pursuant to the agreement at issue would have the same terms as the initial $3 million the company raised from investors.

Response:

The Company will revise the Proxy Statement to provide enhanced disclosure regarding the terms of the private placement, including:

●	The senior secured convertible notes issued on July 22, 2025, have a face value of $3,750,000, bear interest at 10%, and are convertible after four months at the lower of 80% of the 10-day VWAP or a fixed cap, subject to a floor and size limitations. 5.25 million five-year warrants are exercisable at $0.50 per share.

●	If the notes are fully converted and all accompanying warrants are fully exercised, the maximum aggregate number of shares that could become issuable under the transaction, including full conversion and exercise (and assuming shareholder approval is obtained), is 226,310,704 shares, which is the reserve amount being requested for approval at the special meeting. This number also accommodates anticipated adjustments in potential future issuances per the agreement, consistent with the company’s intent to avoid exceeding 19.99% dilution without shareholder approval prior to the meeting.

●	The “additional $3 million in future investment” referenced in the disclosure is permitted by the applicable agreement and would be under terms substantially similar to those of the initial $3 million in notes and warrants, subject to market conditions at the time of any subsequent issuance. Should any terms deviate materially, the Company will update its public filings as required.

●	The revised disclosure will clarify that the maximum share reserve sought reflects both the possible full conversion/exercise of current obligations and the contemplated additional investment allowance under the same financing structure.

Comment 2:

Please provide us with support for your position that you may obtain shareholder approval in compliance with Nasdaq Listing Rule 5635(d) for the issuance of shares of common stock in excess of 20% of the common stock outstanding “as of each issuance” in “one or more private offerings[.]” Alternatively, please revise this disclosure to clarify that Nasdaq Listing Rule 5635(d) requires separate shareholder approval for each issuance of shares of common stock that exceeds 20% of the common stock outstanding and that if the proposal is approved, the company may issue the shares of common stock in excess of 20% of the common stock outstanding only as it relates to an offering that has been completed.

Response:

The Company acknowledges the Staff’s comment and will revise the disclosure as follows:

●	Nasdaq Listing Rule 5635(d) requires the Company to obtain shareholder approval before issuing common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the then-outstanding shares or voting power, in a transaction other than a public offering and at a price below the “Minimum Price”.

●	The revised disclosure will clarify that shareholder approval for the issuance of more than 20% is tied to specific transactions or groupings of transactions as disclosed, and not as a rolling authorization for future private offerings. Should additional offerings requiring approval arise, such offerings will be separately submitted for shareholder approval as required under Nasdaq rules.

●	If shareholders approve Proposal 5, such approval will authorize the Company to issue the indicated maximum number of shares in connection with the private placement(s) referenced in the Proxy Statement, and if any future private placement(s) may result in issuances exceeding the 20% threshold, the Company will again seek shareholder approval as necessary at that time.

The Company is committed to full and transparent disclosure and will promptly file an amendment to the Preliminary Proxy Statement with these clarifications.

If you have any additional questions or require further information, please do not hesitate to contact me.

Sincerely,

/s/ Ted Karkus

Chief Executive Officer

ProPhase Labs, Inc.

cc:	Julie E. Kamps, Esq.